Ropes & Gray LLP

Three Embarcadero Center

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WRITER'S DIRECT DIAL NUMBER: (415) 315-6366

February 21, 2019

VIA EDGAR

Ms. Rebecca Marquigny

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A
	Filing Date:	November 29, 2018

Dear Ms. Marquigny:

This letter is provided in response to oral comments provided by you on January 31, 2019 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Registrant” and each series of the Registrant, a “Fund”) filed on November 29, 2018. The comments of the staff of the Securities and Exchange Commission and the Registrant’s responses are set forth below.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital Funds Class A and Class C Shares Prospectus, the Sterling Capital Funds Institutional, Class R and Class R6 Shares Prospectus and the Sterling Capital Funds Statement of Additional Information.

Comment 1:	Sterling Capital Special Opportunities Fund and Sterling Capital Equity Income Fund disclose in their “Principal Strategy” sections that the portfolio manager also considers environmental, social and governance (“ESG”) factors as part of the investment process. Please consider whether a corresponding ESG risk in the Funds’ “Principal Risks” sections would be appropriate.

Response:	The Registrant will consider this comment in connection with the Funds’ next annual update to its Registration Statement.

Comment 2:	For each Fund that reflects a fee waiver and/or expense reimbursement in its fee table, add disclosure in the preamble to the fee table stating that the fee waiver and/or expense reimbursement, as applicable, is in place for one year.

Response:	Instruction 3(e) to Item 3 of Form N-1A states that, if a Fund provides disclosure in the fee table on expense reimbursements or fee waiver arrangements in place, the Fund must “also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date….” Instruction 3(e) does not specify the location of the required disclosure. Each Fund that has a fee waiver and/or expense reimbursement that is reflected in the fee tables includes a footnote to the applicable fee table that such fee waivers/reimbursements are contractually in place until January 31, 2020. The Registrant believes that its current approach is consistent with Instruction 3(e) to Item 3 of Form N-1A.

Ms. Rebecca Marquigny	February 21, 2019

Comment 3:	Sterling Capital Securitized Opportunities Fund includes “Mortgage Dollar Roll Risk” in the “Principal Risks” section. Please consider revising the disclosure in the “Principal Strategy” section so that it is more clearly tied to the “Mortgage Dollar Roll Risk” disclosure.

Response:	The Registrant will consider the requested change in connection with the next annual update to the Funds’ Registration Statement.

Comment 4:	The Appendix to the Funds’ Class A and Class C Shares Prospectus states that the load waivers and discounts described in the Appendix “may differ from those disclosed elsewhere in this Fund’s prospectus or statement of additional information.” Please confirm that references to sales charge variations in the Prospectus cross-reference the Appendix, or update the disclosure accordingly.

Response:	The Registrant confirms that the Funds’ disclosure in the Prospectus regarding sales charge variations cross-reference the Appendix.

If you have any further questions or comments please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer
Colleen B. Meyer